The Capital Group Companies, Inc. 333 South Hope Street Los Angeles, California 90071-1406

November 8, 2024

Soo Im-Tang

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                           Capital Group U.S. Small and Mid Cap ETF (“US SMID”)

Initial Registration Statement on Form N-1A

File Nos. 333-281924, 811-24000

Dear Ms. Im-Tang:

In response to your comment letter, dated September 30, 2024, to the initial registration statement on Form N-1A (the “Registration Statement”) of Capital Group Equity ETF Trust I, which includes as its sole series, US SMID (the “Fund”), we hereby file Pre-Effective Amendment No. 1 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (such amendment, the “Amendment”) pursuant to Rule 472 of the 1933 Act. We appreciate your prompt response to the filing.

Our responses to your comments are set forth below.

General

1.	Please complete or update all information that is currently in brackets or missing in the registration statement (e.g., fee table, expense example, management, portfolio managers, seed financial statements, auditor's report, consent, information in the statement of additional information, and exhibits). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: We have updated the Registration Statement in a pre-effective amendment to address this comment. We will also provide any outstanding information or exhibits in a subsequent pre-effective amendment, on disclosures made in response to your letter, or on information supplied supplementally. We acknowledge that you may have additional comments.

2.	Please confirm the Fund will file a fidelity bond under Form 40-17G.

Response: We confirm that Capital Group Equity ETF Trust I will file a fidelity bond under Form 40-17G.

3.	Please provide the principal trading market (exchange) for the Fund.

Response: The principal trading market (exchange) for the Fund is NYSE Arca, Inc.

Prospectus

Fees and Expenses, Page 1

4.       Please confirm that there are no fee waiver/reimbursement arrangements.

Response: We supplementally confirm that there are no fee waiver or reimbursement arrangements.

5.	The prospectus indicates that the Fund may invest in Central Funds (certain other funds managed by the investment adviser or its affiliates). If acquired fund fees and expenses (“AFFEs”) from such investments will exceed 0.01% of the average net assets of the Fund, please disclose these fees and expenses as a separate line item in the fee table. See Item 3, Instruction 3(f)(i) of Form N-1A.

Response: We confirm that, if AFFE exceed 0.01% of the average net assets of the Fund, the Fund will include a separate line item in the fee table for AFFE. The Fund's AFFE is not expected to exceed 0.01% of the average net assets of the Fund at this time, and as a result, any such expenses will be reflected in "Other Expenses."

Principal Investment Strategies, Page 2

6.	The first sentence of the first paragraph states that, “Under normal market conditions, the fund invests at least 80% of its net assets in common stocks and other equity-type securities of small and mid-capitalization companies in the United States.” Please disclose with specificity any other equity investments that the Fund may invest in as the disclosure refers to “other equity-type securities,” and disclose any associated risks.

Response: We have updated the disclosure to specify the other equity investments of the Fund. In addition, we confirm that the Fund's investment in other equity-type securities is not a principal risk of investing in the Fund. However, because equity investments may include investments in these types of securities, we believe it is appropriate to disclose as much to investors. In keeping with the Staff’s guidance on layered disclosure, the risks of investing in other equity-type securities are described in more detail in the Fund’s statement of additional information (in the “Description of certain securities, investment techniques and risks” section under the heading “Securities with equity and debt characteristics”).

7.	Please disclose what instruments will be held principally as part of the Fund’s 20% basket of securities.

Response: As amended and described in the section entitled “Principal investment strategies”, “[u]nder normal market conditions, the fund invests at least 80% of its net assets in common stocks and other equity-type securities (including preferred stock, convertible securities and hybrid securities) of small and mid-capitalization companies in the United States” (emphasis added). We believe the disclosure clearly identifies the principal investment strategies of the Fund as required by Form N-1A.

Principal Risks, Pages 3-4

8.	Please consider adding a risk factor discussing the principal risks associated with investing in a new fund (e.g., the fund may have higher expenses, may not grow to an economically viable size, and may cease operations and investors may be required to liquidate or transfer their investments at a loss).

Response: The Fund’s statutory prospectus includes the following risk disclosure captioned "Large shareholder transactions risk,” which describes, among other things, the risks of large shareholder concentration, particularly with respect to a new fund:

Large shareholder transactions risk — The fund may experience adverse effects when shareholders, including other funds or accounts advised by the investment adviser, purchase or redeem, individually or in the aggregate, large amounts of shares of the fund. For example, when the investment adviser changes allocations in other funds and accounts it manages, such changes may result in large shareholder transactions in the fund. Such large shareholder redemptions may cause the fund to sell portfolio securities at times when it would not otherwise do so, which may negatively impact the fund’s net asset value and liquidity. Similarly, large fund share purchases may adversely affect the fund’s performance to the extent that the fund is delayed in investing new cash and is required to maintain a larger cash position than it ordinarily would. These transactions may also accelerate the realization of taxable income to shareholders if such sales of investments resulted in gains, and may also increase transaction costs. In addition, a large redemption could result in the fund’s current expenses being allocated over a smaller asset base, leading to an increase in the fund’s expense ratio. These risks are heightened when the fund is small.

We believe the above disclosure is responsive to the comment. In addition, we do not view this as a principal risk associated with investing in the Fund and believe it is appropriately described as an additional risk of investing in the Fund.

9.	If applicable, please consider adding risk factor for investing in growth-oriented stocks, that growth-oriented common stocks and other equity type securities (such as preferred stocks) may involve larger price swings and greater potential for loss than other types of investments.

Response: It is not a principal investment strategy of the Fund to invest in growth-oriented stocks. It is a principal investment strategy of the Fund to invest in equity securities of small and mid-capitalization companies in the United States and we believe the principal risks of such investments are sufficiently described in the risk factor entitled “Investing in small and mid-capitalization companies.”

10.	Please disclose the risk that an active trading market for shares of the ETF may not develop or be maintained. Please also note that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders, and that this could in turn lead to wider bid/ask spreads and variances between the market price of the ETF’s shares and the underlying value of those shares.

Response: Please refer to the following excerpts from the existing risk disclosures in the summary prospectus:

“Market trading — The existence of significant market volatility, disruptions to creations and redemptions, or potential lack of an active trading market for fund shares and/or for the holdings of the fund (including through a trading halt), among other factors, may result in the shares trading significantly above (at a premium) or below (at a discount) to NAV and bid-ask spreads may widen” (emphasis added).

“Authorized Participant concentration — Only Authorized Participants may engage in creation or redemption transactions directly with the fund, and none of them is obligated to do so. The fund has a limited number of institutions that may act as Authorized Participants. If Authorized Participants exit the business or are unable to or elect not to engage in creation or redemption transactions, and no other Authorized Participant engages in such function, fund shares may trade at a premium or discount to NAV and/or at wider intraday bid-ask spreads and possibly face trading halts or delisting” (emphasis added).

In addition, in keeping with the Staff’s guidance on layered disclosure, the risk factor captioned “Market trading” additionally provides in the statutory prospectus that:

“While the fund shares are listed for trading on an exchange, there can be no assurance that an active trading market for such shares will develop or be maintained by market makers or Authorized Participants, or that the fund’s shares will continue to meet the requirements for listing or trading on any exchange or in any market.”

We believe the existing disclosures noted above are adequate and that no additional disclosure is required at this time.

11.	Please disclose that, in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF’s shares in turn could lead to wider bid/ask spreads and differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: Please see our response to Comment 10 above.

Investment Objective, Strategies and Risks, Pages 8-15

12.	On page 10, the disclosure states, “The investment adviser may consider environmental, social and governance (“ESG”) factors that, depending on the facts and circumstances, are material to the value of an issuer or instrument. ESG factors may include, but are not limited to, environmental issues (e.g., water use, emission levels, waste, environmental remediation), social issues (e.g., human capital, health and safety, changing customer behavior) or governance issues (e.g., board composition, executive compensation, shareholder dilution).”

a.	Please disclose whether the investment adviser applies the criteria it uses with respect to environmental, social or governance factors with respect to every investment it makes or only to some of its investments.

Response: We believe the analysis of material ESG issues as part of our fundamental research can help us understand long-term risks and opportunities of an investment. As indicated in the disclosure, “The investment adviser may consider environmental, social and governance (‘ESG’) factors that, depending on the facts and circumstances, are material to the value of an issuer or instrument.” We believe the current disclosure is clear that ESG factors may be considered where such factors are material to the value of an investment.

b.	Explain whether an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors.

Response: We do not exclude investments solely based on ESG considerations to the extent we believe it represents a relatively attractive investment opportunity.

c.                   Consider whether an ESG specific risk disclosure may be appropriate or explain supplementally why such a risk factor is not appropriate.

Response: We have reviewed this comment and respectfully decline to supplement the disclosure at this time. We plan to review our ESG-related disclosures in the Registration Statement based on the requirements of the U.S. Securities and Exchange Commission’s final rule governing ESG disclosures by funds.

13.	On page 12, under the risk titled, ”Market trading,” the first paragraph discloses that, “While the fund shares are listed for trading on an exchange, there can be no assurance that an active trading market for such shares will develop or be maintained by market makers or Authorized Participants, or that the fund’s shares will continue to meet the requirements for listing or trading on any exchange or in any market. Trading in shares on the exchange may be halted due to market conditions or for reasons that, in the view of the exchange make trading in the fund shares inadvisable.” Please consider including this description under the risk, “Market Trading,” in the Principal Risks section as well (pages 3-4).

Response: Please see our response to Comment 10 above.

14.	The Fund includes a risk factor titled, “Exposure to country, region, industry or sector.” The disclosure states that the Fund invests at least 80% of its net assets in the securities of companies in the United States. However, please supplementally confirm that the Fund does not currently anticipate significant exposure to any specific region, industry or sector or, alternatively, add appropriate disclosure to the investment strategy.

Response: We confirm that the Fund does not currently anticipate significant exposure to any specific region, industry or sector.

15.	On page 14, the disclosure includes a risk factor titled, “Cash transactions,” concerning creations and redemptions for cash rather than in-kind securities. Please consider including this risk in the summary prospectus as well.

Response: We have grouped the risk factors captioned “Market trading” and “Authorized Participant concentration” together as principal risks of investing in the Fund. The other risk factor that pertains to the operation of ETFs – namely, the risk factor captioned “Cash transactions” – appears as an “additional risk” in the statutory prospectus because we do not view it to be a principal risk of investing in the Fund.

Financial Highlights Information

16.	Please include a heading and disclosure of the Fund’s financial highlights stating that the Fund is newly organized and does not have any financial history as of the date of this prospectus, but that financial information will be available in the Fund’s in subsequent periodic reports such as annual and semiannual reports.

Response: We have updated the Fund’s prospectus to address this comment.

Statement of Additional Information

Exchange Listing and Trading, Page 3

17.	The first paragraph on page 3 states, “The fund shares may also be listed on certain foreign (non-U.S.) exchanges.” Please confirm whether the current Fund may be listed on foreign exchanges and if so, please disclose corresponding risk factors.

Response: The Fund does not currently intend to be listed on foreign (non-U.S.) exchanges. If it is determined that the Fund will be listed on foreign (non-U.S.) exchanges in the future, we supplementally confirm that we will disclose corresponding risk factors.

Temporary Defensive Position

18.	Please include a heading and disclosure of the Fund’s temporary defensive position. See Item 16(d) of Form N-1A.

Response: We have updated the disclosure to address this comment.

Fund Policies, Pages 19-20

19.	Regarding the Fund’s concentration policies, please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please confirm that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response: We are not aware of any requirement to disclose this practice under Form N-1A, but acknowledge that to the extent the Fund determines that its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund would include appropriate risk disclosure in the Registration Statement.

Management of the Trust

20.	In the section regarding the Board of Trustees starting on page 20 of the Fund’s statement of additional information, key information regarding the trustees and officers has not yet been included. Please provide that information to the staff for review as soon as practicable.

Response: We have updated the disclosure to address this comment.

21.	On page 25, in the table under the section, “Fund shares owned by trustees as of [•]:” footnote 2 references “December 31, 2023.” Please provide a more recent date and accompanying narrative.

Response: We supplementally confirm that we will update this disclosure in a subsequent amendment.

Financial Statements, Exhibits, and Other Information

22.	Any financial statements, exhibits, and other required disclosure not included in these registration statements must be filed in a pre-effective amendment to the registration statement.

Response: We updated the Registration Statement with all information or exhibits available at the time of filing the Amendment. We will provide any outstanding information or exhibits in a subsequent pre-effective amendment.

23.	Please include all exhibits that are marked “to be provided by amendment.”.

Response: We have included all exhibits available at the time of filing the Amendment.

24.	You indicated “n/a.” Please revise or explain in correspondence why an undertaking is not necessary for this initial registration statement. See Item 35 of Form N-1A.

Response: Because the Fund’s investment adviser will provide the Fund with initial capital of $100,000, we do not believe an undertaking is necessary.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact us.

Sincerely,

/s/ Joshua R. Diggs

Joshua R. Diggs

Counsel
(213) 615-0047
josh.diggs@capgroup.com